January 26, 2018

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Jennison Financial Services Fund
Prudential Jennison Utility Fund

Post-Effective Amendment No. 76 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 77 to the Form N-1A Registration Statement under the Investment Company Act of 1940

       Securities Act Registration No. 002-72097

Investment Company Act No. 811-03175

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on November 28, 2017 on behalf of Prudential Sector Funds, Inc. (the Registrant) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the Securities Act of 1933 (1933 Act) solely for the purpose of adding a new class of shares to each of the Prudential Jennison Financial Services Fund and the Prudential Jennison Utility Fund (each, a Fund, and collectively, the Funds), both of which are series of the Registrant. The new class of shares is known as Class Q. The Amendment was also filed with respect to Prudential Jennison Financial Services Fund due to changes in the Fund’s investment policies and strategies implemented in connection with a change in the Fund’s subadviser which was approved by shareholders in November 2017.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on January 16, 2018 with respect to the Amendment. For your convenience, a summary of your comments is included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Mr. Alberto Zapata prior to the effectiveness of the Amendment.

Response: The Staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendment.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information have been and/or will be updated to reflect the inclusion of Class Q shares for each Fund.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class Q shares of the Funds.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

COMMENTS ON THE PROSPECTUS: PRUDENTIAL JENNISON FINANCIAL SERVICES FUND

6. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” please address and explain the investment style of the Fund, because it is not clear from the disclosure whether the Fund now follows a growth style, value style, quantitative style, or some other investment approach.

Response: In response to this comment, the disclosure has been correspondingly revised.

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the following sentence appears twice. Please remove the duplicate sentence:

“The term ‘investable assets’ refers to the Fund’s net assets plus any borrowings for investment purposes.”

Response: The duplicative sentence has been removed from the discussion.

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Risks,” the discussion of “Currency Risk” states, in relevant part, that “[t]he Fund’s net asset value could decline as a result of changes in exchange rates…or in derivatives that provide exposure to currencies.” If derivatives are a principal investment strategy of the Fund, please include appropriate disclosure and discussion in the Fund Summary.

Response: Derivatives are not a principal strategy of the Fund.

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Performance,” please include the returns of a broad-based securities market index as required under Form N-1A.

Response: The Registrant respectfully declines to include an additional index in the Fund’s Prospectus, as it believes that the existing benchmark index disclosed in the Fund’s Prospectus satisfies the requirements of Form N-1A.

10. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” please confirm that the language and disclosures which explain the sales charges, loads, discounts and breakpoints applicable to various intermediaries conforms to the language and disclosures agreed upon by the Staff and Ms. Claudia DiGiacomo of PGIM Investments.

Response: Confirmed.

11. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the following disclosure is included, which the Registrant should consider including in the discussion of the Fund’s principal investment strategies in the Fund Summary, since it appears to include relevant explanation with respect to the Fund’s investment style:

“The Fund’s investment process focuses on stock selection through fundamental analysis. Fundamental analysis of a company involves the assessment of such factors as its business environment, management quality, balance sheet, income statement, anticipated earnings, revenues and dividends, and other related measures or indicators of value. The Fund’s subadviser, Jennison Associates LLC, uses this “bottom-up” approach to identify stocks it believes have favorable risk/reward profiles.”

Response: In response to this comment, the disclosure has been revised accordingly.

12. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please revise the table of “Principal and Non-Principal Strategies” so that principal and non-principal strategies are clearly identified.

Response: In response to this comment, the table has been revised to identify principal and non-principal strategies.

COMMENTS ON THE PROSPECTUS: PRUDENTIAL JENNISON UTILITY FUND

13. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states that: “The Fund’s investment subadviser normally invests at least 80% of the Fund’s investable assets in equity and equity-related and investment-grade debt securities of utility companies.” Please identify the specific types of equity and bonds which the Fund invests in.

Response: In response to this comment, the disclosure has been revised to include specific identification of the types of equity and bond which the Fund invests in.

14. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states in relevant part that: “[s]ome of these securities are issued by foreign companies. The subadviser may invest more than 5% of the Fund’s assets in any one issuer.” If the Fund concentrates in a specific region or country, please include discussion of the risks of geographic concentration of investments.

Response: In response to this comment, disclosure pertaining to the risks of geographic concentration has been added to the Prospectus.

15. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Performance,” please include the returns of the required broad-based securities market index as required by Form N-1A.

Response: The Registrant respectfully declines to include an additional benchmark index in the Fund’s Prospectus. In this regard, the Registrant notes that the Prospectus already includes the S&P 500 Index in the Fund’s Prospectus.

16. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investment Strategies,” the following investments / securities are discussed, which, if included in the Fund’s principal investment strategies, should be discussed in the Fund Summary:

-- Structured Securities
-- Exchange-Traded Funds (ETFs)

Response: Because the investments listed above are not part of the Fund’s principal strategies, they have not been included in the Fund Summary.

17. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” please confirm that the language and disclosures which explain the sales charges, loads, discounts and breakpoints applicable to various intermediaries conforms to the language and disclosures agreed upon by the Staff and Ms. Claudia DiGiacomo of PGIM Investments.

Response: Confirmed.

18. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please revise the table of “Principal and Non-Principal Strategies” so that principal and non-principal strategies are clearly identified.

Response: In response to this comment, the table has been revised to identify principal and non-principal strategies.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION (SAI):

19. Comment: In Part II of the SAI, in the section entitled “Taxes, Dividends and Distributions,” please update the disclosures pertaining to capital loss carryforwards for 2017.

Response: The capital loss carryforward disclosures have been updated for 2017.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel